Exhibit 99.1

Tarena International, Inc. Announces Fourth Quarter and Full Year 2018 Results

BEIJING, March 11, 2019 - Tarena International, Inc. (NASDAQ: TEDU) ("Tarena" or the "Company"), a leading provider of professional education services in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2018.

Fourth Quarter 2018 Highlights

•	Net revenues decreased by 0.3% year-over-year to RMB615.3 million, from RMB617.0 million in the same period in 2017.

•	Gross profit decreased by 26.1% year-over-year to RMB330.6 million, from RMB447.4 million in the same period in 2017.

•	Operating loss was RMB195.7 million, compared to an operating income of RMB72.9 million in the same period in 2017.

•	Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB166.2 million, compared to a non-GAAP operating income of RMB99.6 million in the same period in 2017.

•	Net loss was RMB164.7million, compared to a net income of RMB74.6 million in the same period in 2017.

•	Non-GAAP net loss, which excluded share-based compensation expenses, was RMB135.2million, compared to a non-GAAP net income of RMB101.3 million in the same period in 2017.

•	Loss per American Depositary Share ("ADS") was RMB3.07. Non-GAAP loss per ADS, which excluded share-based compensation expenses, was RMB2.52. Each ADS represents one Class A ordinary share.

•	The Company repurchased 591,145 Class A ordinary shares from the open market for an aggregate consideration of US$4.3 million in the fourth quarter of 2018.

•	Cash, cash equivalents and time deposits totaled RMB655.2 million as of December 31, 2018, compared to RMB1,119.7 million as of December 31, 2017. During the quarter, RMB29.4 million was used for repurchasing of Class A ordinary shares. In addition, the Company had RMB14.7 million in restricted cash as of December 31, 2018.

•	Deferred revenue totaled RMB664.1 million as of December 31, 2018, compared to RMB302.2 million as of December 31, 2017, representing an increase of 119.9%. Kid education business has contributed RMB312.7 million to the increase in deferred revenue.

•	Total student enrollments in adult education business, defined as the total number of new students recruited and registered, in the fourth quarter of 2018 increased by 6.3% year-over-year to 36,394.

•	Total course enrollments in adult education business, defined as the cumulative number of courses enrolled in by our students, in the fourth quarter of 2018 decreased by 9.1% year-over-year to 31,955.

•	Total number of learning centers in adult education business was 184 as of December 31, 2018 and December 31, 2017.

•	Total student enrollments in kid education programs, defined as the total number of students recruited and registered in our kid education programs, in the fourth quarter of 2018 increased by 365.7% year-over-year to 15,233.

Fiscal Year 2018 Highlights

•	Net revenues increased by 13.5% year-over-year to RMB2,239.3 million, from RMB1,973.8 million in the same period in 2017.

•	Gross profit decreased by 4% year-over-year to RMB1,319.8 million, from RMB1,374.6 million in the same period in 2017.

•	Operating loss was RMB599.1 million, compared to an operating income of RMB169.2 million in the same period in 2017.

•	Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB474.9 million, compared to a non-GAAP operating income of RMB246.6 million in the same period in 2017.

•	Net loss was RMB597.8 million, compared to a net income of RMB184.8 million in the same period in 2017.

•	Non-GAAP net loss, which excluded share-based compensation expenses, was RMB473.5 million, compared to a non-GAAP net income of RMB262.2 million in the same period in 2017.

•	Loss per American Depositary Share ("ADS") was RMB10.85. Non-GAAP loss per ADS, which excluded share-based compensation expenses, was RMB8.58. Each ADS represents one Class A ordinary share.

•	The Company repurchased 3,768,495 Class A ordinary shares from the open market for an aggregate consideration of US$30.3 million in 2018.

•	Total student enrollments in adult education business, defined as the total number of new students recruited and registered, during fiscal year 2018 increased by 14.7% year-over-year to 147,692.

•	Total course enrollments in adult education business, defined as the cumulative number of courses enrolled in by our students, in fiscal year 2018 increased by 3.3% year-over-year to 124,073.

•	Total student enrollments in kid education programs, defined as the total number of students recruited and registered in our kid education programs, in fiscal year 2018 increased by 363.1% year-over-year to 44,368.

“We are pleased with the rapid growth from our kid education business during 2018. More than 100 learnings centers were added to our kid education business, including 21 from acquisition in early 2018. By the end of 2018, we have expanded to a total of 148 kid learnings centers, covering 53 cities. In this quarter, Tarena’s kid education business delivered outstanding results in student enrollment, centers layout, course development, and revenue contribution. The student enrollment of kid education business continued its rapid growth of over 360% year over year increase to reach 15,233 students. Furthermore, kid education net revenues reached at RMB67.2 million this quarter, representing 11% of our total net revenues.” Said Mr. Shaoyun Han, Tarena’s Chairman and Chief Executive Officer.

“I am also very pleased to see the enrollment of adult education business during this quarter was 36,394, achieving a year over year growth of 6.3%. The State Council recently issued the Implementation Plan for the National Vocational Education Reform, reflecting government’s emphasize on the teaching quality in vocational training area and the determination to promote cooperation between schools and enterprises. In 2018, we successfully explored a Featured Program business model targeted at university students through partnerships with universities. Such a new enrollment model will become one of important drivers of our adult business growth in the future. By closing about 40 under-performing adult centers in 2018, we effectively controlled the operating costs. Looking forward into 2019, we expect our adult business to achieve significant improvement in profitability along with a steady student enrollment, and kid business to continue its momentum to grow robustly and make greater contribution to the company.” Mr. Han concluded.

Mr. Yuduo Yang, Tarena’s Chief Financial Officer, said, “During this quarter, we continued to emphasize on resources distribution, as the Company closed or merged a total of 12 adult learning centers and opened only one center in the city of Baoding. By the end of this quarter, company operated 184 adult learning centers in 70 cities. By optimizing seating layout, our seat utilization rate improved to 71.6%, as compared to the utilization rate of 69.6% in the same period last year. In 2018, our bottom line was negatively impacted by a larger number of students enrolled through university partnership where revenue is recognized over longer period and by the fact that most of the kid education learning centers are still in the ramp up period. With great market potential and company’s unique strength in IT training area, we believe that our kid education business and our university partnerships will provide a strong foundation for the Company to grow in the coming years. ”

Fourth Quarter 2018 Results

Net Revenues

Net revenues decreased by 0.3% to RMB615.3 million in the fourth quarter of 2018, from RMB617.0 million in the same period in 2017. RMB67.2 million of net revenue was contributed by our kid education business in the quarter.

We charge students enrolled through the retail channel our standard tuition fee and provide students enrolled through the university channel a discount of approximately RMB4,000 per person per course. Our student enrollment mix from retail and university channel was 74%/26% and 84%/16% in the fourth quarter of 2018 and 2017, respectively.

Cost of Revenues

Cost of revenues increased by 67.9% to RMB284.8 million in the fourth quarter of 2018, from RMB169.6 million in the same period in 2017. The increase in our adult education programs cost of revenues was mainly due to an increase in personnel cost and welfare expenses resulting from growing number of teaching and advisory staff at our learning centers, rental cost resulting from the increasing enrollment through university channel, as well as depreciation expenses and other supplier cost for the growing number of learning centers.

Gross Profit and Gross Margin

Gross profit decreased by 26.1% to RMB330.6 million in the fourth quarter of 2018, from RMB447.4 million in the same period in 2017. Gross margin was 53.7% in the fourth quarter of 2018, compared with 72.5% in the same period in 2017. The decrease in gross margin was mainly due to the rapid expansion of our learning centers in kid education programs and university programs.

Operating Expenses

Total operating expenses increased by 40.5% to RMB526.3 million in the fourth quarter of 2018, from RMB374.5 million in the same period in 2017. Total non-GAAP operating expenses, which excluded share-based compensation expenses, increased by 42.8% to RMB497.3 million in the fourth quarter of 2018, from RMB348.3 million in the same period in 2017. Total share-based compensation expenses allocated to the related operating expenses increased by 10.5% to RMB29.0 million in the fourth quarter of 2018, from RMB26.3 million in the same period in 2017.

Selling and marketing expenses increased by 32.7% to RMB291.5 million in the fourth quarter of 2018, from RMB219.7 million in the same period in 2017. The increase was mainly due to an increase in personnel cost and welfare expenses related to the growth in our selling and marketing headcount, and expanded marketing efforts as we expanded our course offerings and network of learning centers.

General and administrative expenses increased by 54.9% to RMB189.7 million in the fourth quarter of 2018, from RMB122.5 million in the same period in 2017. The increase was mainly due to an increase in personnel cost and welfare expenses for our increased number of general and administrative personnel to support our growing operations, as well as an increase in bad debt allowance which was based on the recent assessment of collectability.

Research and development expenses increased by 39.0% to RMB45.1 million in the fourth quarter of 2018, from RMB32.4 million in the same period in 2017. The increase was mainly due to an increase in personnel cost and welfare expenses of our instructors allocated to their content development activities for our courses, as well as growing number of research and development staff as we expanded our course offerings and operations.

Operating Loss

Operating loss was RMB195.7 million for the fourth quarter of 2018, compared to operating income of RMB72.9 million in the same period in 2017. Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB166.2 million, compared to non-GAAP operating income of RMB99.6 million in the same period in 2017.

Interest Income

Interest income was RMB4.1 million in the fourth quarter of 2018, compared to RMB7.5 million in the same period in 2017. Interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students.

Other Income

Other income was RMB2.3 million in the fourth quarter of 2018, compared to RMB8.7 million income in the same period in 2017. The income was mostly from bank product investment gain.

Foreign Exchange Gain (Loss)

Foreign exchange loss was RMB0.1 million in the fourth quarter of 2018, compared to RMB1.8million foreign exchange loss in the same period in 2017.

Income Tax Expense

The Company recorded an income tax benefit of RMB24.6 million in the fourth quarter of 2018, compared to RMB12.7million income tax expense in the same period in 2017. The tax benefit was due to that the Company recognized deferred tax assets for the losses incurred in this quarter.

Net Loss

As a result of the foregoing, net loss was RMB164.7 million in the fourth quarter of 2018, compared to net income of RMB74.6 million in the same period in 2017. Non-GAAP net loss, which excluded share-based compensation expenses, was RMB135.2 million, compared to a non-GAAP net income of RMB101.3 million in the same period in 2017.

Basic and Diluted Loss per ADS

Loss per ADS were RMB3.07 in the fourth quarter of 2018. Non-GAAP loss per ADS, which excluded share-based compensation expenses, were RMB2.52.

Cash Flow

Net cash outflow from operating activities for the fourth quarter of 2018 was RMB13.1 million. Capital expenditures for the fourth quarter of 2018 were RMB69.3 million. There was repurchase of 3,768,495 Class A ordinary shares from the open market for an aggregate consideration of US$30.3 million, an aggregate payment of cash dividends of US$6.8 million (US$0.12 per ADS) in June 2018 to shareholders of record as of the close of business on April 5, 2018, as well as an aggregate payment of RMB72.2 million for equity investments during 2018.

Shares Issued and Outstanding

As of December 31, 2018, the Company had 45,873,037 Class A and 7,206,059 Class B ordinary shares outstanding. Each ADS represents one Class A ordinary share.

Fiscal Year 2018 Results

Net Revenues

Net revenues increased by 13.5% to RMB2,239.3 million in 2018, from RMB1,973.8 million in 2017. RMB175.6 million of net revenue was contributed by our kid education business in 2018. The increase in our adult education programs was primarily due to increased course enrollments and an increase in the standard tuition fees.

Total course enrollments in adult education business in 2018 increased by 3.3% to 124,073, from 120,162 in 2017, which was mainly driven by the popularity of our course offerings.

Cost of Revenues

Cost of revenues increased by 53.5% to RMB919.5 million in 2018, from RMB599.2 million in 2017. The increase in our adult education programs cost of revenues was mainly due to an increase in personnel cost and welfare expenses resulting from growing number of teaching and advisory staff at our learning centers, depreciation expenses and other supplier cost for the growing number of learning centers.

Gross Profit and Gross Margin

Gross profit decreased by 4% to RMB1,319.8 million in 2018, from RMB1,374.6million in 2017. Gross margin was 58.9% in 2018, compared with 69.6% in 2017. The decrease in gross margin was mainly due to an increase in personnel cost and welfare expenses for teaching and advisory staff, as well as the rapid expansion of our learning centers in kid education programs and joint major programs.

Operating Expenses

Total operating expenses increased by 59.2% to RMB1,918.9 million in 2018, from RMB1,205.4 million in 2017. Total non-GAAP operating expenses, which excluded share-based compensation expenses, increased by 59.1% to RMB1,796.9 million in 2018, from RMB1,129.3 million in 2017. Total share-based compensation expenses allocated to the related operating expenses increased by 60.2% to RMB122.0 million in 2018, from RMB76.1 million in 2017.

Selling and marketing expenses increased by 55.5% to RMB1,108.6 million in 2018, from RMB713.1 million in 2017. The increase was mainly due to an increase in personnel cost and welfare expenses related to the growth in our selling and marketing headcount, and expanded marketing efforts as we expanded our course offerings and network of learning centers.

General and administrative expenses increased by 63.9% to RMB643.1 million in 2018, from RMB392.3 million in 2017. The increase was mainly due to an increase in personnel cost and welfare expenses for our increased number of general and administrative personnel to support our growing operations. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 68.3% to RMB558.5 million, from RMB331.8 million in 2017.

Research and development expenses increased by 67.2% to RMB167.3 million in 2018, from RMB100.0 million in 2017. The increase was mainly due to an increase in personnel cost and welfare expenses of our instructors allocated to their content development activities for our courses, as well as growing number of research and development staff as we expanded our course offerings and operations.

Operating Loss

Operating loss was RMB599.1 million in 2018, compared to operating income of RMB169.2 million in 2017. Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB474.9 million, compared to non-GAAP operating income of RMB246.6 million in 2017.

Interest Income

Interest income was RMB24.5 million in 2018, compared to RMB21.0 million in 2017. Interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students.

Other (Loss)/ Income

Other loss was RMB1.1 million in 2018, compared to RMB26.7 million other income in 2017. There was an investment loss of RMB10.8 million recognized in the year of 2018 related to its available for sale investment and equity method long-term investment’s performance.

Foreign Exchange Gain (Loss)

Foreign exchange gain was RMB5.0 million in 2018, compared to RMB6.3 million foreign exchange loss in 2017. The gain was mainly attributable to the depreciation of China’s RMB against U.S. Dollar.

Income Tax Expense

The Company recorded an income tax expense of RMB27.0 million in 2018, compared to RMB25.8 million income tax expense in 2017. There was income tax expense of RMB24.7 million arisen from payment of dividend made to offshore parent company in the second quarter of 2018, excluding which, the decrease was mainly due to a decrease in profits.

Net Loss

As a result of the foregoing, net loss was RMB597.8 million in 2018, compared to net income of RMB184.8 million in 2017. Non-GAAP net loss, which excluded share-based compensation expenses, was RMB473.5 million, compared to a non-GAAP net income of RMB262.2 million in 2017.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS were RMB10.85 in 2018. Non-GAAP basic and non-GAAP diluted loss per ADS, which excluded share-based compensation expenses, were RMB8.58.

Cash Flow

Net cash inflow from operating activities for 2018 was RMB114.6 million. Capital expenditures for 2018 were RMB268.5 million.

Business Outlook

Based on the Company's current estimates, total net revenues for the first quarter of 2019 are expected to be between RMB395.0 million and RMB415.0 million, representing a decrease of 2.9% to an increase of 2.1% on a year-over-year basis.

The Company also expects its total net revenues for the full year of 2019 to be between RMB2,430.0 million and RMB2,580.0 million, representing an increase of 8.5% to 15.2% on a year-over-year basis.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions, which are subject to change.

Conference Call

Company management will hold an earnings conference call and live webcast to discuss the Company's results at 9:00PM U.S. Eastern Time on Monday, March 11, 2019 (9:00AM Beijing Time on Tuesday, March 12, 2019).

United States: +1 845 675 0437 or +1 866 519 4004

Hong Kong: +852 3018 6771 or 800 906 601

China Mainland: 800 819 0121 or 400 620 8038

Taiwan: +886 255723895 or 0 809 091 568

Canada: +1 866 386 1016

United Kingdom: +44 203 621 4779

International: +65 6713 5090

Conference ID: 6129907

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A replay of the call will be available approximately 2 hours after the conclusion of the conference call through March 19, 2019. The dial-in details for the replay are:

United States: +1 855 452 5696

Hong Kong: 800 963 117

China: 800 870 0206

Taiwan: 00 801232482

Canada: +1 855 759 0869

United Kingdom: 0 808 234 0072

International: +61 2 8199 0299

Conference ID: 6129907

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Tarena's website at http://ir.tedu.cn.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Any statements that are not historical facts, including any business outlook and statements about Tarena's beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tarena's goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Tarena International, Inc.

Tarena International, Inc. (NASDAQ: TEDU) is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in IT and non-IT subjects. Tarena also offers kid education programs. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Since its inception in 2002, Tarena has trained over 620,000 students, cooperated with approximately 800 universities and colleges and placed students with approximately accumulated 160,000 corporate employers in a variety of industries.

About Non-GAAP Financial Measures

Beginning in the second quarter of 2016, the Company revised its non-GAAP financial measures to exclude gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, in addition to its historical practice of excluding share-based compensation expenses for non-GAAP results.

To supplement Tarena’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Tarena's management uses non-GAAP measures of cost of revenues, operating expenses, operating income, net income, and basic and diluted net income per ADS, which are adjusted from results based on GAAP to exclude the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact. These non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Tarena’s management believes that excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact provides meaningful supplemental information regarding our performance and liquidity by excluding certain items identified as non-recurring and infrequent in nature, and non-cash charges. The amount of share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Tarena provides to analysts and investors as guidance for future operating performance.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Tarena’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income (loss) and net income (loss), excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact is that the share-based compensation charge has been and will continue to be a recurring expense in the Company’s business for the foreseeable future, and gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Lei Song

Investor Relations Contact

Tarena International, Inc.

Tel: +8610 56219451

Email: ir@tedu.cn

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of
	December 31	December 31
	2018	2017
	RMB	RMB

ASSETS
Current assets:
Cash and cash equivalents	496,103	686,691
Time deposits	158,585	432,536
Restricted cash	14,700	-
Short-term investments	-	-
Accounts receivable, net of allowance for doubtful accounts	143,932	216,700
Amounts due from a related party	-	231
Inventory, net	1,774	-
Prepaid expenses and other current assets	195,098	156,360
Total current assets	1,010,192	1,492,518
Time deposits	517	505
Accounts receivable, net of allowance for doubtful accounts	5,610	14,582
Property and equipment, net	647,225	519,691
Intangible assets, net	1,907	-
Goodwill	63,247	-
Long-term investments	94,826	101,920
Other non-current assets	207,769	153,429
Total assets	2,031,293	2,282,645

LIABILITIES AND SHAREHOLDERS’EQUITY

Current liabilities:
Short-term bank loans	13,726	-
Accounts payable	18,541	11,351
Amounts due to related parties	413	-
Income taxes payable	138,605	125,971
Deferred revenue	664,078	302,163
Accrued expenses and other current liabilities	254,330	184,646
Total current liabilities	1,089,693	624,131
Other non-current liabilities	5,606	4,329
Total liabilities	1,095,299	628,460

Commitments and contingencies	—	—

Shareholders’ equity:
Class A ordinary shares	331	327
Class B ordinary shares	74	74
Treasury stock	(457,169)	(255,103)
Additional paid-in capital	1,222,072	1,094,872
Accumulated other comprehensive income	50,477	54,122
Retained earnings	121,161	759,893
Total equity attributable to Tarena International, Inc.	936,946	1,654,185
Non-controlling interest	(952)	—
Total liabilities and shareholders’ equity	2,031,293	2,282,645

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands, except share data and per share data)

	For the Three Months Ended December 31		For the Year Ended December 31
	2018	2017	2018	2017
	RMB	RMB	RMB	RMB
Net revenues	615,315	616,999	2,239,328	1,973,806
Cost of revenues(a)	(284,753)	(169,609)	(919,530)	(599,199)
Gross profit	330,562	447,390	1,319,798	1,374,607
Selling and marketing expenses(a)	(291,517)	(219,655)	(1,108,565)	(713,120)
General and administrative expenses(a)	(189,703)	(122,451)	(643,119)	(392,296)
Research and development expenses(a)	(45,067)	(32,427)	(167,254)	(100,032)
Operating (loss) income	(195,725)	72,857	(599,140)	169,159
Interest income	4,130	7,518	24,516	21,000
Other income (loss)	2,337	8,722	(1,144)	26,702
Foreign exchange (loss) gain	(68)	(1,822)	4,951	(6,284)
(Loss) income before income taxes	(189,326)	87,275	(570,817)	210,577
Income tax benefit (expense)	24,640	(12,684)	(26,962)	(25,770)
Net (loss) income	(164,686)	74,591	(597,779)	184,807
Less: Net loss attributable to non-controlling interests	(1,258)	-	(2,002)	-
Net (loss) income attributable to Class A and Class B ordinary shareholders	(163,428)	74,591	(595,777)	184,807

Net (loss) income per Class A and Class B ordinary share:
Basic	-3.07	1.33	-10.85	3.25
Diluted	-3.07	1.28	-10.85	3.10
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	53,209,594	56,276,273	54,929,508	56,849,332
Diluted	53,209,594	58,360,822	54,929,508	59,598,711

Net (loss) income	(164,686)	74,591	(597,779)	184,807
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes	243	(1,521)	11,105	(13,832)
Unrealized gain on available for sale securities, net of RMB986 (RMB986 for the twelve months in 2018) income taxes	1,267	2,758	(8,354)	26,246
Less: reclassification adjustment for gain on available for sale securities realized in net income, net of RMB986(RMB986 for the twelve months in 2018) income taxes	(2,677)	(2,758)	(6,396)	(16,496)
Comprehensive (loss) income	(165,853)	73,070	(601,424)	180,725

Notes:

(a)	Includes share-based compensation expenses as follows:

	For the Three Months Ended December 31		For the Year Ended December 31
	2018	2017	2018	2017
	RMB	RMB	RMB	RMB
Cost of revenues	513	474	2,265	1,285
Selling and marketing expenses	827	2,240	8,866	4,863
General and administrative expenses	18,085	19,770	84,645	60,491
Research and development expenses	10,103	4,252	28,477	10,776

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(in thousands, except share data and per share data)

	For the Three Months Ended December 31		For the Year Ended December 31
	2018	2017	2018	2017
	RMB	RMB	RMB	RMB
GAAP Cost of revenues	284,753	169,609	919,530	599,199
Share-based compensation expense in cost of revenues	513	474	2,265	1,285
Non-GAAP Cost of revenues	284,240	169,135	917,265	597,914

GAAP Selling and marketing expenses	291,517	219,655	1,108,565	713,120
Share-based compensation expense in selling and marketing expenses	827	2,240	8,866	4,863
Non-GAAP Selling and marketing expenses	290,690	217,415	1,099,699	708,257

GAAP General and administrative expenses	189,703	122,451	643,119	392,296
Share-based compensation expense in general and administrative expenses	18,085	19,770	84,645	60,491
Non-GAAP General and administrative expenses	171,618	102,681	558,474	331,805

GAAP Research and development expenses	45,067	32,427	167,254	100,032
Share-based compensation expense in research and development expenses	10,103	4,252	28,477	10,776
Non-GAAP Research and development expenses	34,964	28,175	138,777	89,256

Operating (loss) income	(195,725)	72,857	(599,140)	169,159
Share-based compensation expenses	29,528	26,736	124,253	77,415
Non-GAAP Operating (loss) income	(166,197)	99,593	(474,887)	246,574

Net (loss) income	(164,686)	74,591	(597,779)	184,807
Share-based compensation expenses	29,528	26,736	124,253	77,415
Non-GAAP Net (loss) income	(135,158)	101,327	(473,526)	262,222
Less: Net loss attributable to non-controlling interests	(1,258)	-	(2,002)	-
Non-GAAP net (loss) income attributable to Class A and Class B ordinary shareholders	(133,900)	101,327	(471,524)	262,222
Non-GAAP net (loss) income per Class A and Class B ordinary share(a)
Basic	(2.52)	1.80	(8.58)	4.61
Diluted	(2.52)	1.74	(8.58)	4.40
Weighted average number of ordinary shares outstanding used in calculating Non-GAAP net (loss) income per Class A and Class B ordinary share(a)
Basic	53,209,594	56,276,273	54,929,508	56,849,332
Diluted	53,209,594	58,360,822	54,929,508	59,598,711

Notes:

(a) The Non-GAAP net (loss) income per share is computed using Non-GAAP net (loss) income attributable to ordinary shareholders and the same number of ordinary shares used in GAAP basic and diluted net income per share calculation.

(b) There was no tax impact of share-based compensation expenses and loss on foreign currency forward contract for the fourth quarter and the fiscal year ended December 31, 2018 and 2017.